The Atlantic Building

950 F Street, NW

Washington, DC 20004-1404

202-239-3300 | Fax: 202-239-3333

David J. Baum	Direct Dial: 202-239-3346	Email: david.baum@alston.com

May 28, 2019

VIA E-mail and EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Jaea Hahn

Re:

Northern Lights Fund Trust II (the “Trust” or “Registrant”)

Preliminary Proxy Statement pursuant to Section 14(a) of the Securities Exchange Act of 1934 , filed on May 6, 2019

File Numbers 333-174926, 811-22549

Ladies and Gentlemen:

This letter is in response to the comments provided by the staff of the U.S. Securities and Exchange Commission (the “Staff”) via telephone on May 16, 2019 (the “Comments”), relating the Preliminary Proxy Statement on Schedule 14A filed on May 6, 2019 regarding the reorganization (the “Reorganization”) of the Hundredfold Select Alternative Fund (the “Fund”), a series of the Trust, in a new shell series (the “New Fund”) of the Advisors Preferred Trust (the “Acquiring Trust”). A revised Proxy Statement reflecting these changes will be filed subsequent to this correspondence

General Comments

Comment #1

Please respond to all Comments in writing, addressed to Ms. Hahn and filed as correspondence on EDGAR.

Response #1

The Registrant will respond as requested.

Alston & Bird LLP	www.alston.com

Atlanta | Beijing | Brussels | Charlotte | Dallas | Los Angeles | New York | Research Triangle | San Francisco | Silicon Valley | Washington, D.C.

Comment #2

The Staff reminds the Registrant that the company and its management are responsible for the accuracy and adequacy of its disclosures not withstanding any review, comments, action or absence of action by the Staff.

Response #2

The Registrant acknowledges the Staff’s Comment.

Comment #3

Please provide legal analysis of why the reorganization is being proposed in a preliminary proxy on schedule 14A rather than through a shell reorganization on Form N14.

Response #3

The use of Schedule 14A in lieu of Form N-14 in these circumstances is consistent with the announced positions of the Division of Investment Management (the “Staff”) regarding the scope of Rule 145(a)(2) and accepted market practice.

Rule 145 under the Securities Act of 1933, as amended (the “Securities Act”) generally requires the use of Form N-14 to register securities issued in connection with certain reclassifications, mergers, consolidations and transfers of assets. However, the preliminary note to Rule 145 explains that these transactions are subject to the registration requirements of the Securities Act only when a plan or agreement is submitted to shareholders under which they must “elect, on the basis of what is in substance a new investment decision, whether to accept a new or different security in exchange for their existing security”. Rule 145(a)(2), as interpreted by the Staff, provides an exception to the registration requirements of Rule 145 for certain mergers involving investment companies.

Many investment company reorganizations are structural in nature and do not fundamentally require investors to make a “new investment decision” (the “no-sale theory”). Such reorganizations can, and have been, implemented through the use of a Schedule 14A proxy statement and not through the registration of new securities via Form N-14 in reliance on Rule 145(a)(2). The Staff has recognized the applicability of the no-sale theory to certain investment company combinations and has issued a series of no-actions letters providing its view of the applicability of Rule 145(a)(2) in various circumstances similar to the proposed Reorganization. For example, the Staff has granted no-action relief in circumstances not involving a change in domicile where the investment adviser to the Fund is unchanged and the Fund’s principal investment objectives and policies do not materially change (See, Scudder Common Stock Fund, Inc. (pub. avail. Oct. 10, 1984); Putnam Convertible Fund, Inc. (pub. avail. April 28, 1982)). The Staff has also granted no-action relief in similar circumstances which also involved a change in the board and in non-advisory service providers (see, PEMCO (pub. avail. May 31, 1988); Advance Investors Corporation (pub. avail. Sept. 29, 1976)). Additionally, the Staff has taken the position that when changes in a fund's legal form do not materially change an investor's interests, no investor protection purpose would be served by requiring registration on Form N-14. (see Rydex Advisor Variable Annuity Account (pub. avail. September 28, 1998).

In the Trust’s view, shareholders of the Fund are not being asked to make a new investment decision in connection with their consideration of whether to approve the Reorganization. As described more fully in the Proxy Statement, the investment objectives, principal investment strategies, risks and investment limitations of the Fund and the New Fund are identical.

Additionally, the investment adviser and portfolio manager currently providing investment advice to the Fund will be responsible for providing investment advice to the New Fund after the Reorganization is consummated. Further, the Reorganization does not involve the combination of existing funds with existing assets, shareholders and operating histories. Rather, prior to the Reorganization, the New Fund will have had no assets or operating history and simply will serve as a shell into which the Fund will be reorganized and all of its assets transferred. Upon consummation of the Reorganization, the New Fund will assume the accounting and performance history of the Fund. At the effective time of the Reorganization, the number of shares to be issued by the New Fund in connection with the Reorganization will be the same as the number of shares owned by Fund shareholders and the net asset value of the New Fund’s shares will be the same as the net asset value of the Fund’s shares. Thus, shares of the New Fund will represent a continuation of the same investment and economic interests that are presently represented by shares of the Fund.

A condition precedent to the Reorganization will be receipt by the Trust (of which the Fund is a series) and the Acquiring Trust (of which the New Fund will be a series) of an opinion of counsel to the effect that the Reorganization will not result in the recognition of any gain or loss for federal income tax purposes to the Fund, the New Fund or the shareholders of the Fund.

In the Trust’s view, the Reorganization does not involve a new investment decision and can be implemented, consistent with Rule 145(a)(2), through the use of Schedule 14A. The Trust believes that this is consistent with the announced positions of the Staff. The Trust further notes that all material information necessary to make an informed judgment about the Reorganization will be contained in the definitive proxy statement to be furnished to Fund shareholders in soliciting their approval. Such information will include, among other things, a description of the Acquiring Trust, a discussion of the effect of the Reorganization on the investment strategy and fee structure of the Fund and a description of Advisors Preferred LLC (the “Adviser”), adviser to the Fund, and Hundredfold Advisors, LLC (the “Sub-Adviser”), sub-adviser to the Fund, and their respective roles with respect to the New Fund post-Reorganization. Finally, we note that a Registration Statement on Form N-1A relating to the offering of the New Fund’s shares has been filed with the SEC. The Reorganization will not be consummated before the New Fund’s registration is effective.

Comment #4

Please add a table of contents in the Proxy.

Response #4

We have added a table of contents in response to your comment.

Comment #5

We notice that Advisors Preferred is spelled both “Advisors” and “Advisers”. Please correct throughout.

Response #5

We have corrected the spelling of Advisors Preferred throughout the document.

Shareholder Letter

Comment #6

Please clarify in the proxy what consideration will be paid, if any, to the Trust for the transfer of the Fund to the Acquiring Trust, and please clarify whether the Trust is affiliated with the Acquiring Trust.

Response #6

The Registrant confirms that no consideration is being paid to the Trust for the transfer of the Fund to the Acquiring Trust although the Registrant notes, that the Adviser is paying all costs associated with the Reorganization, including those of the Trust and Fund. The Registrant confirms that while the Trust and the Acquiring Trust share certain service providers and officers, they are not otherwise affiliated. The disclosure has been revised accordingly.

Comment #7

With respect to timing, please clarify in the proxy whether the reorganization will happen after the change in ownership of the adviser.

Response #7

The Registrant confirms that the Reorganization is expected to occur after the change in control of the Adviser. The disclosure has been revised accordingly.

Q&A

Comment #8

What is the purpose of the Reorganization? Explain how the Adviser will gain operational and distributional efficiencies.

Response #8

The purpose of the Reorganization is to consolidate all funds advised by the Adviser into a single trust sponsored by the Adviser. The Adviser believes that it may be able to achieve operational and distributional efficiencies, which may lower costs, by consolidating all of the mutual funds for which it acts as investment adviser into a single trust. Cost savings may be accomplished through the consolidation of shareholder communications and reports, the reduction of duplicative requirements that result from using two trusts, and potential reduction of third party vendor pricing through economies of scale by having additional assets in a single trust rather than split between two trusts.

Comment #9

Clarify whether the Trusts are in the same family of funds.

Response #9

The Registrant notes that the Trusts are not in the same family of funds. While the Trusts share some service providers and officers, they have different boards and share only one adviser. While all funds in the Acquiring Trust are advised by the Adviser, only one fund out of twenty-two currently active funds in the Trust is advised by the Adviser.

Comment #10

We note that the Acquiring Trust is a turnkey trust with various sub-advisers, so please explain how moving the Fund to another turnkey trust could provide a clear message about philosophy and strategy.

Response #10

See the response to Comment #9 above. The Registrant notes that while the Acquiring Trust is a turnkey trust with various sub-advisers, all the funds in the Acquiring Trust are advised by a single adviser. Additionally, the Acquiring Trust is not a pure turnkey trust because it is not open to new funds other than those advised by the present adviser. This single adviser approach is intended to provide a clear branding message about oversight of philosophy and strategy. The Adviser is the investment adviser to all of the funds in the Acquiring Trust. Once the Fund reorganizes as a series of the Acquiring Trust, all of the funds advised by the Adviser will be series of the Acquiring Trust.

Comment #11

Please clarify what is meant by “consolidation of the Fund under one trust.”

Response #11

The phrase refers to the consolidation of all funds advised by the Adviser within a single trust. The proxy statement has been revised to clarify this statement.

Comment #12

Clarify whether shareholders will choose the trustees or whether they would be approving a new advisory agreement between the Acquiring Trust and the adviser, separate from Proposal 2.

Response #12

The shareholders will not be choosing the trustees of the Acquiring Trust and will not be approving a new advisory agreement between the Acquiring Trust and the Adviser. The disclosure has been clarified accordingly.

Comment #13

If shareholders will be approving a new advisory agreement, who would bear the cost of additional shareholder approval?

Response #13

The initial sole shareholder of the New Fund will approve the New Fund’s advisory agreement and sub-advisory agreement. Shareholders of the Fund (or New Fund) will not be approving a new advisory agreement or new sub-advisory agreement, so, accordingly, there will not be any additional shareholder costs.

Comment #14

Clarify in the proxy whether the Reorganization will require new advisory agreements and additional shareholder approvals.

Response #14

Please see responses to Comments #12 and #13 above.

Comment #15

Clarify in the proxy whether votes are contingent upon one another. Briefly state what happens if shareholders do not approve each proposal.

Response 15

Approval of proposal 1 is not contingent upon approval of the other proposals nor is approval of proposals 2 and 3 dependent upon approval of proposal 1. Approval of proposal 2 is not dependent upon approval of proposal 3, however, approval of proposal 3 is dependent upon approval of proposal 2. The disclosure has been revised accordingly.

Comment #16

Please clarify whether the Adviser would be paying for additional solicitations of votes.

Response #16

The Adviser will bear all of the costs of any proxy solicitation. The disclosure has been clarified.

Proxy Statement

Comment #17

Confirm that the Acquiring Trust will file a registration statement to register shares of the New Fund.

Response #17

The Acquiring Trust has filed a registration statement to register shares of the New Fund.

Comment #18

Clarify whether the Acquiring Trust currently only offers funds for which the Adviser is investment adviser.

Response #18

The Registrant confirms that Acquiring Trust currently only offers funds for which the Adviser is the investment adviser.

Comment #19

Is there any breakpoint for advisory fees or economic benefits?

Response #19

Fund expenses are identical although there may be some cost savings resulting from greater efficiencies and sharing of certain fixed costs. Please see the response to Comment #8 above.

Comment #20

The Proxy currently states that the lower expenses of the New Fund will be accomplished in party through “the reduction of duplicative requirements that result from using two trusts….” Please confirm that this is referring to being the Adviser to two trusts.

Response #20

This relates to the Adviser having to advise funds in two separate, unrelated trusts that have duplicative although not necessarily identical requirements.

Comment #21

Clarify in the proxy that both conditions to the Reorganization may not be waived.

Response #21

The proxy statement has been revised as requested.

Comment #22

Provide a side by side comparison of fees and expenses for the new and current fund.

Response #22

The proxy statement has been revised as requested.

Comment #23

Clarify in the proxy that the slate of directors has not been presented for shareholders to vote on in this proxy.

Response #23

We have revised the proxy statement as requested.

Comment #24

Proposal 2 states that “In February 2019, the sole owner of the Adviser, Advisors Preferred Holding, LLC, agreed to sell all of its ownership interest in the Adviser to DGB Holdings LLC (“DGB”), a Delaware limited liability company (the “Transaction”).” Clarify that this is the reason for the new advisory agreement in the Q&A.

Response #24

The proxy statement has been revised in response to this comment.

Comment #25

Please review the disclosure related to approval of new investment advisory contract for compliance with Item 22c of Schedule 14A. For example, describe terms, including rate of compensation of investment advisor.

Response #25

The proxy statement has been revised in response to this comment.

Comment #26

Please add disclosure that the fund is in compliance with the two conditions in the safe harbor in section 15(f).

Response #26

The proxy statement has been revised in response to this comment.

Comment #27

Clarify in the proxy whether Ceros will remain affiliated with the adviser after transfer of ownership.

Response #27

We confirm that Ceros will remain affiliated with the Adviser after the change of control of the Adviser. We have revised the proxy statement accordingly.

Comment #28

Please clarify what happens with respect to each proposal if such proposal does not receive shareholder approval.

Response #28

If proposal 1 is approved but proposal 2 is not approved, the Fund will reorganize into the Acquiring Trust, however, the Adviser and Sub-Adviser will only receive reimbursement of their costs for providing advisory services for the period between the change of control of the Adviser and the Reorganization. If proposal 1 and 2 are approved but proposal 3 is not approved, the Fund will reorganize into the Acquiring Trust, however, the Sub-Adviser will only receive reimbursement of its costs for providing advisory services for the period between the change of control of the Adviser and the Reorganization. If proposal 1 is not approved but proposals 2 and 3 are approved, the Fund will continue as a series of the Trust. If proposals 1 and either or both of 2 or 3 are not approved, the Board will consider other options including hiring a new adviser, a new sub-adviser or liquidating the fund. The proxy statement has been revised accordingly.

Comment #29

In the discussion of incorporation by reference, please include the Commission File numbers and other identifying information as necessary.

Response #29

The disclosure has been revised as requested.

***

If you have any further questions, comments or informational requests relating to this matter, please do not hesitate to contact me at (202) 239-3346.

Sincerely,

/s/ David J. Baum

David J. Baum

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